

Vincent Zaldivar (CocoVinny)

Changing the Way We Drink Coconut Water Direct from a
Coconut While Eliminating Waste in the Environment

Las Vegas, Nevada Area

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CocoTaps.com

College of Southern Nevada

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 500+ connections

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Eco Inventor and responsible entrepreneur that has founded and funded numerous business ventures
over the past 15 years. Currently, I am the Chief Coconut in charge at CocoTaps.com. Coco Taps is the
world's first ever coconut water tool system with resealable cap, which makes drinking coconut wate...


CocoVinny sings the Coco Taps
Jingle


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Articles & activity
2,927 followers


**The Turtle That We Saved
Saved Us!**

Vincent Zaldivar
(CocoVinny)
Published on LinkedIn

These days, everyone is talking about plastics.
People complain about straws, single-use plastics
like forks, knives, or water bottles, and a trash
mound four times bigger than Texas s... ...see more

6 Likes

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CocoLove🌴❤️👍

Vincent commented

**Anna Maria Davis Aispuro let's do
it? How?**

Vincent replied to a comment

**Today's #CocoMotivational
#Monday goes out to the Las Veg...**
Vincent shared this
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Experience


Chief Coconut In Charge/Inventor
CocoTaps.com
Aug 2014 – Present · 4 yrs 2 mos
Long Beach, California and Las Vegas, Nevada
CocoVinny's Mission is to help people all over the world one coconut at a time. Passionate
about healthy alternatives to artificial flavors, colors, syrups, and sodas CocoVinny has decided
to dedicate his life to becoming the Colonel Sander's of Coconuts and educating everyone

about the benefits of living an Organic and sustainable healthy lifestyle.

See what others say about CocoTaps:

"I feel so much healthier drinking 100% real coconut water from a coconut and not ... See more



Fanwars.com

Cofounder
Fanwars.com
Jul 2014 – Jul 2015 · 1 yr 1 mo
Las Vegas, Nevada Area
Fanwars is a daily fantasy sports platform designed to elevate the player experience by creating high action and larger than life VIP player experiences.



Secure Wealth Management

Owner / Operator
Secure Wealth Management
Nov 2011 – 2013 · 2 yrs
Las Vegas, Nevada Area
Secure Wealth Management helps investors preserve wealth through real estate. Our proprietary real estate system consistently garner our partners 6-8% annualized returns.



Zen Entertainment Las Vegas

Founder
Zen Entertainment Las Vegas
Mar 2007 – May 2011 · 4 yrs 3 mos
Zen Entertainment is a network of tournaments designed to help advertisers and brands reach a targeted niche audience of players.



ZEN Entertainment Network

CEO
ZEN Entertainment Network
Jan 2010 – Mar 2011 · 1 yr 3 mos
Las Vegas, Nevada Area

Education



College of Southern

College of Southern Nevada
1997 – 1999



Physicians Institute

Physicians Institute
Certificate of Completion, Massage Therapy
1996 – 1997

Anatomy and Physiology



las vegas academy

las vegas academy
International Studies of Latin American Cultures, Spanish Language and Literature
1994 – 1996

International Studies of Latin American culture and language.

Volunteer Experience



Piano Player
American Cancer Society
Jan 2001 – Feb 2001 • 2 mos

I was asked to play for an event at the Desert Inn Hotel and gladly donated my time for the
evening.



